Exhibit 99.1

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(Gold Fields or the Company)

TRADING STATEMENT AND OPERATIONAL PERFORMANCE UPDATE FOR THE SIX MONTHS ENDED 30 JUNE 2024

In compliance with paragraph 3.4(b)(iii) of the JSE Listings Requirements, Gold Fields advises that headline earnings per share (HEPS) for the six months ended 30 June 2024 (H1 2024) are expected to be in the range of US$0.38 to US$0.34 per share, which is 25% to 33% lower than HEPS reported for the six months ended 30 June 2023 (H1 2023) of US$0.51 per share.

Basic earnings per share (EPS) for H1 2024 are expected to be in the range of US$0.45 to US$0.41 per share which is 12% to 20% lower than the EPS reported for H1 2023 of US$0.51 per share.

Earnings in H1 2023 included US$0.02 per share for the Company's interest in the Asanko joint venture, the divestment of which was announced in December 2023.

The decrease in headline, basic and normalised earnings expected in H1 2024 is primarily due to:

- lower production at the South Deep mine due to increased backfill rehandling and challenging ground conditions which have impacted stope access, stope turnaround, planned volumes and grade mix;
- lower production at the Gruyere mine, following a significant rainfall event in March 2024;
- lower production at the St Ives mine, in line with the mine plan for 2024; and
- a delayed ramp-up at Salares Norte,

all of which resulted in lower gold volumes sold in H1 2024. In addition, cost of sales were higher, driven by mining inflation and a higher gold inventory change cost. These negative impacts on earnings were partly offset by the higher gold price received.

Gold volumes sold are expected to improve in the second half of 2024 with the ramp-up of Salares Norte and production improvements at the Gruyere, St Ives and South Deep mines. Further detail will be provided as part of the H1 2024 financial and operational results to be released by Gold Fields on Friday, 23 August 2024.

Ranges for headline, basic and normalised earnings per share* for continuing and discontinued operations are indicated as follows:

	H1 2024	H1 2023	Variance	Variance
	US$ cents per share	US$ cents per share	US$ cents per share	%
	Range	Actual	Range	Range
HEPS	**34 to 38**	**51**	**(13) to (17)**	**(25%) to (33%)**
- Continuing operations	34 to 38	49	(11) to (15)	(22%) to (31%)
- Discontinued operation	-	2	(2)	(100%)

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EPS	**41 to 45**	**51**	**(6) to (10)**	**(12%) to (20%)**
- Continuing operations	41 to 45	49	(4) to (8)	(8%) to (16%)
- Discontinued operation	–	2	(2)	(100%)
Normalised earnings per share*	**38 to 42**	**51**	**(9) to (13)**	**(18%) to (25%)**
- Continuing operations	38 to 42	49	(7) to (11)	(14%) to (22%)
- Discontinued operation	–	2	(2)	(100%)

** Normalised earnings are defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.*

Q2 2024 operational performance

For Q2 2024, attributable gold equivalent production is expected to be 454koz (Q1 2024: 464koz), with all-in costs (AIC) expected to be US$2,008/oz (Q1 2024: US$2,115/oz). All-in sustaining cost (AISC) for Q2 2024 is expected to be US$1,751/oz (Q1 2024: US$1,738/oz).

H1 2024 operational performance

Attributable gold equivalent production for H1 2024 at 918koz is expected to be 20% lower than the corresponding period in 2023 (H1 2023: 1,154koz). The lower gold volumes sold, which are expected to improve the second half of the year, have had a significant impact on unit costs for the period with AIC for H1 2024 expected to be 47% higher year-on-year at US$2,060/oz (H1 2023: US$1,398/oz) and AISC expected to be 44% higher at US1,745/oz (H1 2023: US$1,215/oz). AIC and AISC were also impacted by an 18% increase in capital expenditure (which included increased capitalised waste stripping at Gruyere, St Ives and Tarkwa mines and renewable energy capital at the St Ives mine) as well as a higher gold inventory change cost.

The operational performance and the financial information on which this trading statement is based have not been reviewed, and reported on, by the Company's external auditors.

ENDS

8 August 2024

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

Investor enquiries contact:

Jongisa Magagula
Tel: +27 11 562 9775
Mobile: +27 67 419 9503
Email: Jongisa.Magagula@goldfields.com

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Page 3 of 3 Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com Media enquiries contact: Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 Email: Sven.Lunsche@goldfields.com About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru, and one project in Canada. In 2023 the Company reported total attributable annual gold-equivalent production (excluding Asanko) of 2.30Moz, Proved and Probable gold Mineral Reserves of 44.6Moz, Measured and Indicated Mineral Resources of 30.3Moz (excluding Mineral Reserves (EMR)) and Inferred Mineral Resources EMR of 10.2Moz. The Company’s shares are listed on the Johannesburg Stock Exchange (JSE) and American depositary shares trading on the New York Stock Exchange (NYSE). Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities and other initiatives, particularly at the Salares Norte project, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001- 31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward- looking statements have not been reviewed or reported on by the Company’s external auditors.